UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Obagi Medical Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67423R 10 8

(CUSIP Number)

September 10, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67423R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lucy McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67423R108

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
McNamara Family Irrevocable Trust Under Agreement Dated December 17, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67423R108

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
McNamara Family Trust Under Agreement Dated December 27, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is Obagi Medical Products, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the Issuer's principal executive office is 310 Golden Shore, Long Beach, California 90802.

Item 2.
(a)

Name of Person Filing
The Reporting Persons are McNamara Family Irrevocable Trust Under Agreement Dated December 17, 2004 (the “Irrevocable Trust”) and McNamara Family Trust Under Agreement Dated December 27, 2004 (the “Family Trust” and together with the Irrevocable Trust, the “Trusts”) and Lucy McNamara as trustee of the Trusts.  The Trusts and Lucy McNamara are collectively referred to as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The business address of the Reporting Persons is c/o David I. Sunkin, Esq., Sheppard Mullin Richter & Hampton LLP, 333 South Hope Street, 48th Floor, Los Angeles, California 90071.

(c)

Citizenship
Lucy McNamara is a citizen of the United States of America.  The Irrevocable Trust is formed in the State of Connecticut, United States of America and the Family Trust is formed in the State of California, United States of America .

	(d)	Title of Class of Securities The title of the class of securities to which this statement relates is the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number is 67423R 10 8.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 shares of common stock.
(b) Percent of class: Less than 5%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company or control person has filed this Schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this Schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007	By:	/s/ Lucy McNamara
LUCY MCNAMARA

Date: September 10, 2007	MCNAMARA IRREVOCABLE FAMILY TRUST UNDER AGREEMENT DATED DECEMBER 17, 2004

	By:	/s/ Lucy McNamara
Lucy McNamara
Trustee

Date: September 10, 2007	MCNAMARA FAMILY TRUST UNDER AGREEMENT DATED DECEMBER 27, 2004

	By:	/s/ Lucy McNamara
Lucy McNamara
Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule 13G (including amendments thereto) with respect to the common stock of Obagi Medical Products, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 10th day of September, 2007.

By:	/s/ Lucy McNamara
LUCY MCNAMARA

MCNAMARA IRREVOCABLE FAMILY TRUST UNDER AGREEMENT DATED DECEMBER 17, 2004

By:	/s/ Lucy McNamara
Lucy McNamara
Trustee

MCNAMARA FAMILY TRUST UNDER AGREEMENT DATED DECEMBER 27, 2004
By:	/s/ Lucy McNamara
Lucy McNamara
Trustee